UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of June 2006

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of June 2006.

Contents:

Enclosure 1:     Appointment of New Finance Director dated June 15, 2006.

Enclosure 2:     Re Acquisition of Segix Farma S.R.L. dated June 20, 2006.

Enclosure 3:     Results of Annual General Meeting dated June 27, 2006.

Enclosure 1

BioProgress PLC

June 15, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress appoints new Finance Director

Cambridge, UK, 15 June 2006 - BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, today announces the appointment of Peter Keen as the Group’s new Finance Director with effect from the 3rd July.

A chartered accountant, Peter Keen has been involved in the management and financing of life science companies for over 21 years. He was a co-founder, Finance Director and Company Secretary of Chiroscience Group plc, taking the company public in 1994. He joins BioProgress from Arakis Limited, where he was Chief Financial Officer until its sale to the Japanese company Sosei; prior to that he was UK Managing Director of Merlin Biosciences Limited. Peter is currently a Non-executive Director of Abcam plc, Ark Therapeutics Group plc and the Finsbury Emerging Biotechnology Trust plc (“FEBT”), at Abcam and FEBT he is also Chairman of the audit committee.

Commenting on his new role, Peter Keen said:

“I am delighted to be joining BioProgress at such an exciting stage of its evolution into a fully-integrated specialty pharmaceutical company. The Company’s technology has broad applicability, particularly in the generic pharmaceutical market by differentiating products that address patient need, and is a platform for commercial success. As we are still at the beginning of the Company’s transformation, there remains much to be done. I am looking forward to playing my part in building a reinvigorated, profitable and sustainable business.”

Commenting on the appointment, Richard Trevillion, Chief Executive Officer of BioProgress said:

“I am delighted that Peter has joined our board and look forward to working with him again. Peter brings to the Company a wealth of knowledge and experience of the life sciences industry, and this will be invaluable in the continuing development of BioProgress.”

In the past five years Peter Keen has held directorships with Amedis Pharmaceuticals Limited, Arakis Limited, Biovex Limited, Cyclacel Limited, Intercytex Limited, LiDCO Limited, Merlin Biosciences Limited, Merlin Ventures Limited, Microscience Limited, PanTherix Limited, ReNeuron Holdings plc, Spectrum (General Partner) Limited, Vectura Limited and Vision Homes Limited. No further disclosures are required to be made in relation to Peter Keen under Schedule Two paragraph (f) of the AIM Rules.

For further information contact:

BioProgress plc	+44 (0)122 339 4250
Richard Trevillion, Chief Executive Officer

Northbank Communications	+44 (0)207 886 8150
Gemma Bradley
Justine Lamond
Sue Charles

About BioProgress plc:

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 2

BioProgress PLC

June 20, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress to acquire Segix Farma S.R.L.

Cambridge, UK, 20 June 2006 - The Board of BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, announces today that it has entered into an agreement to acquire the entire issued and to be issued share capital of Segix Farma S.R.L. (“Segix”), an Italian speciality pharma company based near Rome. The acquisition will be made through a newly-formed subsidiary of Dexo BioPharm Limited, the Company’s pharmaceutical division.

Completion is conditional on obtaining certain waivers and consents, and is anticipated to occur on 4 July 2006. The consideration, for the acquisition, of up to €1,950,000, will be satisfied in cash and equity in BioProgress. The cash element, to be paid on completion, comprises a payment of €700,000, subject to an adjustment to reflect the stock and net cash of Segix on completion. The equity element comprises up to €1,250,000 in sterling denominated ordinary shares, contingent upon certain events occurring, including the extension or renewal of various product distribution agreements. The shares to be issued will be subject to lock-in periods of up to eighteen months.

Segix is a private company and specialises in the distribution and marketing of established products in the anti-infective, gastrointestinal and oncology therapeutic areas. Segix works with strategic partners and agents, achieving sales coverage for the majority of Italy. Its portfolio currently includes the brands CeporexTM, TamoxifenTM, GabbroralTM, AcyvirTM, CuroximTM, EusaprimTM and LefcarTM. Luigi Baldassarri, Segix’s current general manager, will remain as interim general manager pending the appointment of a replacement.

For the year ended 31 December 2005 Segix generated revenues of €2.6 million and profit of €0.2 million. As at 31 December 2005 Segix had net assets of €1.7 million.

Richard Trevillion, Chief Executive Officer of BioProgress, said:

“This acquisition is a continuation of our strategy to dynamically grow the Company’s sales and marketing capability. Segix gives us access to a further European market with a solid revenue base, and acts as a platform for the launch of our products and developments within our patient supportive care strategy.”

For further information, contact:

BioProgress plc	+44(0)12 2339 4250
Richard Trevillion, Chief Executive Officer

Northbank Communications	+44(0)20 7886 8150
Gemma Bradley	+44(0)78 9989 1256
Justine Lamond
Sue Charles

About BioProgress:

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 3

BioProgress PLC

June 27, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Results of AGM

Cambridge, UK, 27 June 2006—The Board of BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, confirms that all the resolutions placed before shareholders at the Company’s Annual General Meeting were duly passed.

Enquiries:

BioProgress plc	+44(0)12 2339 4250
Richard Trevillion, Chief Executive Officer

Northbank Communications	+44(0)20 7886 8150
Gemma Bradley
Justine Lamond
Sue Charles

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Richard Trevillion
Richard Trevillion
Chief Executive Officer

Dated: June 29, 2006